Exhibit 99.3

October 25, 2018

Electra Meccanica Vehicles Corp. and Meriwether Group, LLC Announce Partnership to Expand Branding of New SOLO EV in the U.S.

PORTLAND, Ore., Oct. 25, 2018 (GLOBE NEWSWIRE) — Electra Meccanica Vehicles Corp. (NASDAQ: SOLO; SOLOW) (“Electra Meccanica” or the “Company”), a Vancouver, British Columbia-based designer and manufacturer of electric vehicles, announced today that they are partnering with The Meriwether Group, LLC (“Meriwether”), a professional services organization based in Portland, Oregon, to help expand business opportunities and brand exposure. Electra Meccanica recently launched their new single-passenger SOLO EV to audiences in Southern California and is opening a dealership/showroom in the Studio City suburb of Los Angeles with plans for expansion up the West Coast.

“Our SOLO single-passenger electric vehicle is a revolutionary advancement in commuting and we’re partnering with the Meriwether Group to focus on developing innovative opportunities for expansion and growth from Los Angeles northward,” commented Electra Meccanica CEO, Jerry Kroll. “I’m confident that our collaboration will help pave the way for new owners to adopt the SOLO as a fun, practical way to commute – and will encourage more single passenger, electric vehicles to help alleviate traffic on our roads.”

“Meriwether works with disruptive brands that are changing the status quo and creating evolution or revolution in their respective categories,” said David Howitt, Founder and CEO of the Meriwether Group. “Electra Meccanica is truly a next generation company and brand. The SOLO is poised to make an enormous positive impact on the environment; provide the consumer with an incredible experience; AND drive shareholder value. We are looking forward to working with Jerry and Electra Meccanica to drive innovative partnerships and key business development and we share their vision to change the world through commuter traffic and importantly, improving environmental conditions for generations to come.”

The SOLO was previewed earlier this year at the 2018 CES show in Las Vegas where it received the electronic convention’s coveted Automotive Innovation Award. The SOLO is priced at $15,500 USD, and interested consumers can place a fully-refundable $250 deposit by visiting www.EMVAuto.com. Electra Meccanica is opening its first dealership in the US in Los Angeles this month. SOLOs are being introduced to companies using fleets to ease transportation and through the auto maker’s partnership with Meriwether the pair will work together on co-branding strategies that will incentivize the consumer and introduce the vehicles to potential fleet managers in businesses that include: municipalities, college campuses, delivery services, security firms, and more.

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are designed for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family aims to deliver next generation affordable electric vehicles to the masses.

For more information, please visit http://www.electrameccanica.com.

About The Meriwether Group, LLC

The Meriwether Group, LLC was founded in 2004. They are a business acceleration and financial advisory firm that focuses exclusively on disruptive, iconic and growing consumer branded companies in areas such as apparel, accessories, consumer services, powersports, food and beverage, footwear, health and wellness, and restaurants. The firm counts, amongst its clients, best-in-class brands such as Polaris, Airstream, Estee Lauder, Dave’s Killer Breads, KLIM, Little Big Burger, Pendleton Woolen Mills, Stumptown Coffee, Voodoo Doughnuts, and others. For well over a decade, the Meriwether Group has delivered superior outcomes for its clients based on its singular focus, deep industry expertise (as former entrepreneurs, operators, and executives), and has a commitment to building long-lasting relationships.

For more information, please visit www.meriwethergroup.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contacts:

Sean Mahoney

(310) 867-0670

sean@ElectraMeccanica.com

Tim Haney

(503) 223-9062

tim@meriwethergroup.com

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

greg.falesnik@mzgroup.us

www.mzgroup.us

Source: Electra Meccanica Vehicle Corp